Filed pursuant to Rule 433
Registration No. 333-82846

April 20, 2010

Issuer:	Province of British Columbia

Expected Ratings*:	Moody’s: Aaa; S&P: AAA; DBRS: AA (high)

Title:	2.850% Bonds, Series BCUSG-4, due June 15, 2015

Format:	SEC Registered Global Offering

Status:	Direct, unconditional debt

Aggregate Principal Amount:	U.S.$1,500,000,000

Trade Date:	April 20, 2010

Expected Settlement Date:	April 27, 2010

Maturity:	June 15, 2015

Interest Payment Dates:	June 15 and December 15 of each year

First Interest Payment Date:	June 15, 2010. Interest will accrue from April 27, 2010.

Spread to Benchmark:	T + 32.3 basis points

Spread to Mid-Swaps:	+ 11 basis points

Benchmark Treasury:	UST 2.500% due March 31, 2015

UST Spot/Yield:	99-26.25 / 2.539%

Yield to Maturity:	2.862%

Coupon:	2.850% payable semi-annually

Public Offering Price:	99.945% plus accrued interest from April 27, 2010 if settlement occurs after that date

Day Count:	30/360

Minimum Denominations:	U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000

Joint Lead Managers:	Banc of America Securities LLC RBC Capital Markets Corporation CIBC World Markets Corp.

Co-managers:

National Bank Financial Inc.
Scotia Capital (USA) Inc.
Credit Suisse Securities (Europe) Limited
HSBC Securities (USA) Inc.
Bank of Montreal, London Branch
Deutsche Bank Securities Inc.
The Toronto-Dominion Bank

Cusip#/ISIN#:	110709 8W5 / US1107098W54

Listing:	Admission to the United Kingdom Listing Authority’s Official List and to trading on the London Stock Exchange plc’s Regulated Market may be completed following settlement on a best efforts basis.

Governing Law:	Province of British Columbia and Canada

Prospectus and Prospectus Supplement:	Prospectus dated as of February 20, 2002, and Preliminary Prospectus Supplement dated as of April 20, 2010

http://www.sec.gov/Archives/edgar/data/836136/000104746910003933/a2198162z424b2.htm.

Stabilization:	FSA Rules

Legends:	This communication is intended for the sole use of the person to whom it is provided by us.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Banc of America Securities LLC at 1-800-294-1322, CIBC World Markets Corp. at 1-800-282-0822, or RBC Capital Markets Corporation at 1-866-375-6829.

Canadian Legends:

The Bonds will be offered and sold in Canada pursuant to an exemption from the prospectus requirement in securities legislation of all provinces and territories of Canada, as provided in section 2.34 of National Instrument 45-106.

European Economic Area Legends:

Only addressed to qualified investors and other exempt persons. This is not a prospectus but a listing advertisement and investors should refer to listing prospectus to be published re admission to UKLA’s official list. FSMA (Financial Promotion) Order 2005: This is only directed at persons outside the UK, investment professionals and others to whom may be lawfully communicated and only such persons may rely on this or be engaged with re the Notes.

This document is for distribution only to persons who (i) are “investment professionals” as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Other:

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